UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

WASHINGTON, D.C. 20549




FORM 11-K

[X] **Annual Report Pursuant to Section 15 [d] of the Securities Exchange Act of 1934**

For the fiscal year ended December 30, 2002

or

[ ] **Transition Report Pursuant to Section 15 [d] of the Securities Exchange Act of 1934**

For the transition period from ____________ to ____________

Commission File Number 001-04801

BARNES GROUP INC. RETIREMENT SAVINGS PLAN

Barnes Group Inc.
123 Main Street
P.O. Box 489
Bristol, Connecticut 06011-0489


SEC MAIL PROCESSING
RECEIVED
JUN 30 2003
WASH, D.C.
SECTION

Item 1. Changes in the Plan:
Effective December 31, 1990, the Plan's assets were merged with the assets of the Barnes Group Inc. Tax Credit Employee Stock Ownership Plan (PAYSOP). Participants of the PAYSOP became participants of the Plan, and the PAYSOP assets were allocated to the participants on the same basis as under the PAYSOP and held in a separate account.

The Plan was amended June 7, 1990, to permit all dividends received on shares acquired prior to August 4, 1989 to be transferred to the ESOP Loan Suspense Account and be used to pay principal and interest on the ESOP loans.

The Plan was amended December 16, 1999 to change the Plan Fiscal Year from January 1 through December 31, to December 31 through December 30.

Effective April 1, 2001 the Plan was merged with the Curtis Industries 401 (k) Retirement Savings Plan and renamed the Barnes Group Inc. Retirement Savings Plan. Modifications to the Plan include expanded investment options, participant contributions are no longer required to be invested in Barnes Group Inc. stock and future investments made into Barnes Group Inc. stock will no longer be guaranteed.

Effective January 1, 2001, the Plan was amended and restated to incorporate all tax law changes.

Item 2. Changes in Investment Policy:
Effective January 1, 1990, a Balanced Fund was offered as an alternative for investments in the Fixed Income Fund or the Common Stock Fund and as an investment option for eligible employees who elect to transfer funds from their Company Stock Account. Effective April 1, 2001, four additional funds were made available to participants in the Plan.

Item 3. Contributions Under the Plan:
Prior to October 1, 1989, and subsequent to July 2, 1999, the employer's contribution to the Plan equaled 50% of the participants' before-tax contributions, subject to a limit of 3% of the participants' base pay. On and after October 1, 1989, through July 2, 1999 the employer's contribution equaled the funds required by the Plan Trustee to pay the principal and interest due under the terms of the Plan loan and to purchase any additional shares required to be allocated to participants' accounts, less the sum of participants' before-tax contributions, certain dividends and forfeitures. Employer contributions for the years 2000 through 2002 were $2,295,425, $3,560,152, and $2,945,088, respectively.

Item 4. Participating Employees:
There were 2,589 participants in the Plan as of December 30, 2002.

Item 5. Administration of the Plan:

a) The Plan is administered by the Benefits Committee, the members of which are appointed by the Board of Directors of Barnes Group Inc. The Board has designated Signe S. Gates, Senior V.P. General Counsel & Secretary, William C. Denninger, Senior V.P. – Chief Financial Officer, Lawrence W. O'Brien, V.P. & Treasurer, and John R. Arrington, Senior V.P., Human Resources to serve on the Benefits Committee. Mr. Arrington is the Chairman of the Committee. The address of each member of the Benefits Committee is Barnes Group Inc., 123 Main Street, P.O. Box 489, Bristol, CT 06011-0489.

b) All expenses of administering and managing the Plan and its investments were paid by Barnes Group Inc. through March 31, 2001. Effective April 1, 2001 the asset management fees were paid from Plan assets with the exception of the asset management fees for Barnes Group Inc. common shares, which were paid by the employer. Effective January 1, 2002, all fees for the administration and management of the Plan are paid from Plan assets. Members of the Committee do not receive any compensation for their services in connection with the Plan, other than the compensation paid to them as employees of Barnes Group Inc.

Item 6. Custodian of Investments:

a) Through May 31, 2001, members of the Benefits Committee served as Trustees for assets not invested in Company stock, and Fleet Bank, N.A. was Trustee of the investments in Company stock. Effective June 1, 2001, Frank Russell Trust Company became Trustee of the entire plan. Effective January 1, 2002, Riggs Bank became Trustee of the entire Plan. Fleet Bank, N.A. was custodian of assets invested in Company stock and amounts held in short-term investments for liquidity reasons. Frank Russell Trust Company is investment manager, and Deutsche Bank was the custodian, of the Fixed Income Fund, Common Stock Fund and Balanced Fund. Effective June 1, 2001, State Street Bank became the custodian of all assets of the Plan. Effective January 1, 2002, Riggs Bank became the custodian of the Company Stock assets of the Plan.

b) Through March 31, 2001, Trustees and the custodians received no compensation from the Plan. Effective April 1, 2001, the Trustees and custodians received compensation from Plan assets except for Barnes Group Inc. common stock. The fees for Barnes Group Inc. common stock were paid by the employer. Effective January 1, 2002, Trustee and custodian fees are paid entirely from Plan assets.

c) The employer maintains a blanket bond in the amount of $5,000,000.

Item 7 . Reports to Participating Employees:

Each participant receives a statement of account each quarter presenting the participant's and the Company's contributions, the investment earnings and the participant's current account balance as of the date of the statement.

Item 8. Investment of Funds:

The majority of the Plan's assets are invested in Barnes Group Inc. common stock. $18,453 in brokerage commissions were paid by the Plan for purchase and sale of the Company's common stock in 2002. Other Plan assets consist of investments in a fund which invests in guaranteed investment contracts with insurance companies and other financial institutions, a fund which invests in fixed income bonds and common stocks, and a fund which invests in diversified common stocks. Effective April 1, 2001, four new funds were added to the Plan. These include a fund which invests in large U.S. corporations whose market price is low relative to one or more valuation factors, a fund which invests in non-U.S. companies from the developed countries around the world, and a fund which invests in the smaller capitalization stocks of the U.S. stock market. At certain times throughout the year, there may be a small amount of monies invested in short-term investments for liquidity purposes. The Plan incurs no direct brokerage fees for such investment transactions.

Item 9. Financial Statements and Exhibits:

Listed on page F-1 are all Financial Statements and Exhibits thereof filed as part of this Form 11-K Annual Report.

a) Financial Statements
   1) Independent Auditors' Report
   2) Statement of Net Assets Available for Plan Benefits at December 30, 2002
   3) Statement of Net Assets Available for Plan Benefits at December 30, 2001
   4) Statement of Changes in Net Assets Available for Plan Benefits for the Year ended December 30, 2002
   5) Statement of Changes in Net Assets Available for Plan Benefits for the Year ended December 30, 2001
   6) Notes to Financial Statements
   7) Exhibits
      - Schedule of Assets Held for Investment Purposes
      - Schedule of Reportable Transactions

b) Exhibits
   23.1 Consent of Independent Auditors
   99.1 Certificate Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

Barnes Group Inc.
Retirement Savings Plan
(Registrant)

Date: June 26, 2003

By: 

Lawrence W. O'Brien
Member of the Benefits Committee
of Barnes Group Inc.

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
FINANCIAL STATEMENTS
YEARS ENDED DECEMBER 30, 2002
And DECEMBER 30, 2001
with
INDEPENDENT AUDITORS' REPORT

BARNES GROUP INC.

RETIREMENT SAVINGS PLAN

INDEX TO FINANCIAL STATEMENTS AND EXHIBITS-ITEM 9(a)

Peter W. Brown

Certified Public Accountants
and Consultants

Independent Auditors' Report

The Benefits Committee
Barnes Group Inc.
Retirement Savings Plan

We have audited the accompanying statements of net assets available for plan benefits of Barnes Group Inc. Retirement Savings Plan (the "Plan") as of December 30, 2002 and 2001 and the related statements of changes in net assets available for plan benefits for the years then ended. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for plan benefits of the Plan as of December 30, 2002 and 2001, and the changes in net assets available for plan benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental schedules of Assets Held for Investment Purposes and Reportable Transactions are presented for the purpose of additional analysis and are not a required part of the basic financial statements but are supplementary information required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedules have been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, are fairly stated in all material respects in relation to the basic financial statements taken as a whole.



Bristol, Connecticut
June 25, 2003

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 30, 2002

	Company Stock Fund	Fixed Income Fund	Large Cap Fund	Balanced Fund	Value Fund	Growth Fund	Small Cap Fund	International Fund	Loan Fund	Total
ETS										
and cash equivalents	$ 3,284,914	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 3,284,914
stments:										
C guaranteed investment contracts		10,886,946								10,886,946
C balanced investments				2,427,727						2,427,727
C common stock investments			3,357,587		1,627,355	1,847,610	2,029,336	991,023		9,852,911
es Group Inc. common stock	64,451,157	0	0	0	0	0	0	0	0	64,451,157
otal Investments	64,451,157	10,886,946	3,357,587	2,427,727	1,627,355	1,847,610	2,029,336	991,023	0	87,618,741
ivables:										
cipant loans receivable									2,938,875	2,938,875
est	0	4,694	3,248	1,550	1,321	6,571	1,335	1,522	0	20,241
otal Receivables	0	4,694	3,248	1,550	1,321	6,571	1,335	1,522	2,938,875	2,959,116
l Assets	67,736,071	10,891,640	3,360,835	2,429,277	1,628,676	1,854,181	2,030,671	992,545	2,938,875	93,862,771
BILITIES										
r payables	426,481	5,987	3,361	2,599	8,060	0	12,171	8,858	0	467,517
Assets Available for Plan Benefits	$67,309,590	$10,885,653	$3,357,474	$2,426,678	$1,620,616	$1,854,181	$2,018,500	$983,687	$2,938,875	$93,395,254

See Accompanying Notes

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF NET ASSETS AVAILABLE FOR PLAN BENEFITS
December 30, 2001

	Company Stock Fund	Fixed Income Fund	Large Cap Fund	Balanced Fund	Value Fund	Growth Fund	Small Cap Fund	International Fund	Loan Fund	Total
ASSETS										
Cash and cash equivalents	$ 414,708	$ 32,594	$ 8,521	$ 10,017	$ 4,861	$ 2,459	$ 6,072	$ 917	$ 0	$ 480,149
Investments:										
FRTC guaranteed investment contracts		10,126,928								10,126,928
FRTC balanced investments				2,521,405						2,521,405
FRTC common stock investments			3,594,785		1,797,645	2,132,324	1,968,580	894,783		10,388,117
Barnes Group Inc. common stock	82,290,786	0	0	0	0	0	0	0	0	82,290,786
Total Investments	82,290,786	10,126,928	3,594,785	2,521,405	1,797,645	2,132,324	1,968,580	894,783	0	105,327,236
Receivables:										
Receivable from Company	60,814									60,814
Participant loans receivable									3,245,450	3,245,450
Interest	2,053	2,981	13	1,190	7	9	9	4	0	6,266
Total Receivables	62,867	2,981	13	1,190	7	9	9	4	3,245,450	3,312,530
Total Assets	82,768,361	10,162,503	3,603,319	2,532,612	1,802,513	2,134,792	1,974,661	895,704	3,245,450	109,119,915
LIABILITIES										
Other payables	168,797	0	0	0	0	0	0	0	0	168,797
Net Assets Available for Plan Benefits	$82,599,564	$10,162,503	$3,603,319	$2,532,612	$1,802,513	$2,134,792	$1,974,661	$895,704	$3,245,450	$108,951,118

See Accompanying Notes

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 30, 2002

	Company Stock Fund	Fixed Income Fund	Large Cap Fund	Balanced Fund	Value Fund	Growth Fund	Small Cap Fund	International Fund	Loan Fund	Total
Net Investment Income:										
Interest and dividend income	$ 2,639,147	$ 31,838	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 0	$ 2,670,985
Net appreciation (depreciation) in fair value of investments	(13,278,735)	609,684	(844,565)	(199,642)	(363,286)	(725,924)	(396,995)	(190,256)	0	(15,389,719)
Total Net Investment Income	(10,639,588)	641,522	(844,565)	(199,642)	(363,286)	(725,924)	(396,995)	(190,256)	0	(12,718,734)
Contributions:										
Employer	2,945,088									2,945,088
Participant	2,137,208	1,246,162	1,203,298	635,859	503,864	785,913	747,020	375,323	0	7,634,647
Total Contributions	5,082,296	1,246,162	1,203,298	635,859	503,864	785,913	747,020	375,323	0	10,579,735
Other Income:										
Interest on participant loans	124,621	22,961	15,024	9,872	6,023	8,133	9,201	4,370	0	200,205
Total Income	(5,432,671)	1,910,645	373,757	446,089	146,601	68,122	359,226	189,437	0	(1,938,794)
Transfers:										
Loan repayments	770,831	99,617	67,287	44,970	26,813	44,005	43,521	19,174	(1,116,218)	0
Loan issuances	(535,164)	(46,904)	(26,315)	(71,339)	(40,660)	(20,802)	(47,657)	(20,802)	809,643	0
Participant investments	(615,304)	904,630	(149,587)	(3,552)	(39,970)	(56,064)	(86,344)	46,191	0	0
Total Transfers	(379,637)	957,343	(108,615)	(29,921)	(53,817)	(32,861)	(90,480)	44,563	(306,575)	0
Deductions From Net Assets Attributed To										
Participant withdrawals	9,450,068	2,130,659	505,633	517,279	272,332	313,969	223,748	145,832		13,559,520
Administrative fees	27,598	14,179	5,354	4,823	2,349	1,903	1,159	185	0	57,550
Total deductions from net assets	9,477,666	2,144,838	510,987	522,102	274,681	315,872	224,907	146,017	0	13,617,070
Net Increase (Decrease)	(15,289,974)	723,150	(245,845)	(105,934)	(181,897)	(280,611)	43,839	87,983	(306,575)	(15,555,864)
Net Assets Available for Plan Benefits										
Beginning of Period	82,599,564	10,162,503	3,603,319	2,532,612	1,802,513	2,134,792	1,974,661	895,704	3,245,450	108,951,118
End of Period	$67,309,590	$10,885,653	$3,357,474	$2,426,678	$1,620,616	$1,854,181	$2,018,500	$983,687	$2,938,875	$93,395,254

See Accompanying Notes

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
STATEMENT OF CHANGES IN NET ASSETS AVAILABLE FOR PLAN BENEFITS
For the Year Ended December 30, 2001

	Company Stock Fund	Fixed Income Fund	Large Cap Fund	Balanced Fund	Value Fund	Growth Fund	Small Cap Fund	International Fund	Loan Fund	Total
Net Investment Income:										
Interest and dividend income	$ 2,750,862	$ 808	$ 130	$ 1,665	$ 378	$ 48	$ 620	$ 279	$ 0	$ 2,754,790
Net appreciation (depreciation) in fair value of investments	13,367,296	417,843	(190,848)	36,797	(33,899)	(85,115)	136,708	(92,962)	0	13,555,820
Total Net Investment Income	16,118,158	418,651	(190,718)	38,462	(33,521)	(85,067)	137,328	(92,683)	0	16,310,610
Contributions:										
Employer	3,560,152									3,560,152
Participant	3,146,786	3,217,666	391,384	177,309	282,276	196,634	261,455	194,250		7,867,760
Rollovers	38,501	80,158	142,763	45,985	16,680	29,652	33,273	16,640	0	403,652
Total Contributions	6,745,439	3,297,824	534,147	223,294	298,956	226,286	294,728	210,890	0	11,831,564
Other Income:										
Interest on participant loans									238,100	238,100
Total Income	22,863,597	3,716,475	343,429	261,756	265,435	141,219	432,056	118,207	238,100	28,380,274
Transfers:										
Curtis Industries 401k Plan	1,331,255	5,932,360	2,174,174	1,629,827	1,190,435	1,608,421	1,348,873	659,180	0	15,874,525
Loan repayments	1,132,089								(1,132,089)	0
Loan issuances	(1,112,927)								1,112,927	0
Participant investments	(2,534,782)	843,196	266,680	312,351	362,303	407,058	220,400	122,794	0	0
Total Transfers	(1,184,365)	6,775,556	2,440,854	1,942,178	1,552,738	2,015,479	1,569,273	781,974	(19,162)	15,874,525
Deductions From Net Assets Attributed To										
Participant withdrawals	7,657,875	1,098,509	220,253	81,034	15,660	21,906	26,668	4,477	0	9,126,382
Net Increase (Decrease)	14,021,357	9,393,522	2,564,030	2,122,900	1,802,513	2,134,792	1,974,661	895,704	218,938	35,128,417
Net Assets Available for Plan Benefits										
Beginning of Period	68,578,207	768,981	1,039,289	409,712	0	0	0	0	3,026,512	73,822,701
End of Period	$82,599,564	$10,162,503	$3,603,319	$2,532,612	$1,802,513	$2,134,792	$1,974,661	$895,704	$3,245,450	$108,951,118

See Accompanying Notes

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 30, 2002 and 2001

1. Description of Plan:

The Barnes Group Inc. Voluntary Investment Plan (the "Plan") commenced on April 1, 1984. The Plan was amended in 1988 to change the name to the Barnes Group Inc. Guaranteed Stock Plan, to provide for the investment of Plan assets primarily in Barnes Group Inc. (the "Company") common stock, to extend availability to Barnes Aerospace employees and to reflect other modifications. In 1989, the Plan was amended to become an employee stock ownership plan.

Effective January 1, 1997 the Plan was amended and restated to incorporate all previous amendments and tax law changes.

Effective April 1, 2001 the Plan was merged with the Curtis Industries 401(k) Retirement Savings Plan and renamed the Barnes Group Inc. Retirement Savings Plan. Modifications to the Plan include expanded investment options, participant contributions are no longer required to be invested in Barnes Group Inc. stock and future investments made into Barnes Group Inc. stock will no longer be guaranteed.

Full-time salaried and non-union hourly United States employees of the Company, excluding employees of Spectrum Plastics Molding Resources, Inc., are eligible to participate in the Plan. Members of collective bargaining units are not eligible to participate. Eligible employees may participate in the Plan on the first day of the month that follows or is coincident with their date of hire.

Subject to certain restrictions which may be applied to highly compensated employees, participants must elect to make contributions to the Plan through payroll deductions of between 1% and 10% (in whole percentages) of their Plan compensation. Such contributions may be made on a pre-tax or after-tax basis. After-tax contributions are not subject to matching Company contributions. A participant may also elect to increase or reduce the amount of contributions effective the first day of any month provided that proper advance written notice is given.

1. Description of Plan (continued):

The Company match is equal in value to 50% of the participants' pre-tax contribution up to 6% of their Plan compensation. Participants are always 100% vested with respect to their own contributions. Participants vest in the remaining Company match as follows:

Completed Years of Service	Vesting Percentage
Under 1 year	0%
2 years	20%
3 years	50%
4 years	75%
5 or more years	100%

In addition, Company contributions become 100% vested upon death, permanent disability or when the participant reaches age 55.

Participant account balances are invested in one or more of the following investment funds of the Plan:

(a) Company Stock Fund - a fund consisting of the Company's common stock and cash equivalents.

(b) Fixed Income Fund - a fund consisting of guaranteed investment contracts issued by insurance companies or financial institutions.

(c) Common Stock Fund – Large Cap- a fund consisting of common stocks of the 1,000 largest capitalized U.S. Companies.

(d) Balanced Fund - a fund consisting of approximately 50% of investments similar to those in the Common Stock Fund and 50% of government and corporate bonds.

(e) Value Fund – a fund consisting of investments in the common stocks of large capitalization U.S. Companies identified as value stocks. Value stocks represent companies whose market price is low relative to one or more valuation factors such as earnings, yield or book value.

(f) Growth Fund – a fund consisting of investments in the common stocks of large capitalization U.S. Companies identified as growth stocks. Growths stocks represent companies whose stock is selling at above-market multiples due to a record of consistent, above-average profitability and growth.

(g) International Equity Fund – a fund consisting of investments in the common stocks of well-established companies based in countries with well-developed economics and financial markets such as Europe, Japan and Australia.

(h) Common Stock Fund – Small Cap – a fund consisting of investments in common stocks of smaller capitalized U.S. Companies.

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 30, 2002 and 2001

1. Description of Plan (continued):

Income of each fund is reinvested in that fund, except certain dividends of Barnes Group Inc. stock may be paid to participants.

The Company guarantees a minimum rate of return on certain assets of the Company Stock Fund. However, for contributions made after April 1, 2001, investments in this Fund are not guaranteed.

Participants who have reached age 55 have an opportunity to diversify a portion of their Company Stock Account among the Plan's other investment funds. A participant may elect to reallocate balances on a daily basis.

Participants have several options to withdraw their contributions and earnings thereon, including hardship withdrawals and loans. Such withdrawals and loans are subject to certain rules and restrictions.

Distributions of Plan benefits may be made in a lump sum or in installments over a maximum of fifteen years.

Effective January 1, 2002, Riggs Bank became Trustee for all Plan assets. Effective June 1, 2001 Frank Russell Trust Company became the Trustee for all Plan assets; previously, Fleet Bank was the Trustee for the Company Stock Fund. The Benefits Committee, appointed by the Board of Directors of the Company, is responsible for the general administration of the Plan and was Trustee of Plan assets not invested in the Company Stock Fund before June 1, 2001.

The Company presently intends to continue the Plan indefinitely; however, the Company's Board of Directors may terminate the Plan at any time. Upon termination of the Plan, all participants become fully vested in all Company contributions and earnings credited to their accounts as of the date of such termination.

Effective December 31, 1990, the Plan's assets were merged with the assets of the Barnes Group Inc. Tax Credit Employee Stock Ownership Plan (PAYSOP). Participants of the PAYSOP became participants of the Plan, and the PAYSOP assets were allocated to the participants on the same basis as under the PAYSOP and are held in a separate account, the PAYSOP Account. Shares held in this account are not subject to the guarantee, company match, loan or hardship withdrawal provisions of the Plan.

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 30, 2002 and 2001

2. Summary of Significant Accounting Policies:

The financial records of the Plan are maintained on the accrual basis of accounting.

The preparation of financial statements in conformity with generally accepted accounting principles requires the plan administrator to make estimates and assumptions that affect certain reported amounts and disclosures. Accordingly, actual results may differ from those estimates.

Significant policies related to investments are summarized below:

The fair value of investments in the Company's common stock is based upon published quotations.

The fair value of investments in common trust funds is determined by the custodian of those funds on the basis of the fair values of the underlying net assets.

Net appreciation (depreciation) in fair value of investments represents increases or decreases in value resulting from realized and unrealized gains and losses.

The Participant loans are valued at cost, which approximates fair value.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded on the accrual basis, and dividends are recorded on the ex-dividend date.

The following investments represent 5% or more of the net assets available for plan benefits:

	2002	2001
Barnes Group Inc. Common Stock	$64,451,157	$82,290,786
Frank Russell Trust Investment Contract Fund	$10,886,946	$10,126,928

Participation in any investment fund other than Barnes Group Stock after April 1, 2001 will generate investment return to the participant net of investment fees. The Company pays all fees associated with investments in Barnes Group Stock. Before April 1, 2001 the Company paid all expenses of administering the Plan. Effective January 1, 2002, administrative and management fees of the Plan, except for those associated with investments in Barnes Group Stock, are paid from Plan assets.

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 30, 2002 and 2001

3. Company Stock Fund:

The Company Stock Fund holds the Barnes Group Inc. common stock and other short-term investments held in trust for the participants.

The investments in the Company Stock Fund consisted of the following:

	2002	2001
Cash and cash equivalents	$ 3,284,914	$ 414,708
Barnes Group Inc. Common Stock	64,451,157	82,290,786
	$67,736,071	$82,705,494

4. Fixed Income Fund:

The investments in the Fixed Income Fund consisted of the following:

	2002	2001
Frank Russell Trust Investment Contract Fund	$10,886,946	$10,126,928

5. Common Stock Fund – Large Cap:

The investments in the Common Stock Fund – Large Cap consisted of the following:

	2002	2001
Frank Russell Trust Equity I Fund	$3,357,587	$3,594,785

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
NOTES TO FINANCIAL STATEMENTS
December 30, 2002 and 2001

6. Balanced Fund:

The investments in the Balanced Fund consisted of the following:

	2002	2001
Frank Russell Trust Domestic Moderate Balanced Fund	$2,427,727	$2,521,405

7. Value Fund:

The investments in the Value Fund consisted of the following:

	2002	2001
Frank Russell Trust Value Fund	$1,627,355	$1,797,645

8. Growth Fund:

The investments in the Growth Fund consisted of the following:

	2002	2001
Frank Russell Trust Growth Fund	$1,847,610	$2,132,324

9. International Equity Fund:

The investments in the International Equity Fund consisted of the following:

	2002	2001
Frank Russell Trust International Fund	$991,023	$894,783

10. Common Stock Fund – Small Cap:

The investments in the Common Stock Fund – Small Cap consisted of the following:

	2002	2001
Frank Russell Trust Equity II Fund	$2,029,336	$1,968,580

11. Loan Fund:

Participants may elect to take loans from their accumulated vested account balances in the Plan subject to certain limitations. The loans are withdrawn from the participant's fund balance(s) based upon the percentages in which they were invested and in a sequence as prescribed by the Plan. Interest is charged on the loans at a rate determined quarterly at prime (at Chase Manhattan Bank) plus 50 basis points (5.25% and 6.5% for loans issued during the quarters ended December 31, 2002 and 2001). Interest charges commence sixty days subsequent to the initial loan date.

Loan repayments are made in equal periodic installments for a period not to exceed five years and are invested on the participant's behalf in the investment funds per the participant's investment elections. At December 2002 and 2001 there were 618 and 612 loan fund participants with loans outstanding.

12. Net Appreciation (Depreciation) in Fair Value:

The Plan's investments (fair value as determined by quoted market prices) including gains and losses on investments bought and sold, as well as held during the year, appreciated (depreciated) in value as follows:

	2002	2001
Equity Securities (Barnes Group Inc.)	$(13,278,735)	$13,367,296
Commingled pooled funds	(2,110,984)	188,524
	$(15,389,719)	$13,555,820

13. Withdrawals and Forfeitures:

During 2002 and 2001, participant withdrawals amounted to $13,559,520 and $9,126,382, respectively. If a participant terminates his employment with the Company, the portion of Company contributions not vested is forfeited. Such forfeitures, which amounted to $253,206 and $156,953 in 2002 and 2001, respectively, are used to reduce Company contributions.

14. Federal Income Taxes:

The U.S. Treasury Department has determined, most recently as of May 28, 2002, that the Plan as originally adopted and amended through January 1, 2002 is a qualified plan under the applicable provisions of the Internal Revenue Code and as such is exempt from federal income taxes. Therefore, no provision for income taxes has been included in the Plan's financial statements.

Employees are not taxed currently on Company contributions to the Plan, contributions made under the salary deferral provisions of the Plan, or on income earned by the Plan. Internal Revenue Service and applicable State regulations in effect in the year participant distributions are made determine the tax status of such distributions.

15. Company Stock Transactions:

In 2001, the Plan purchased on the open market 244,010 shares of Barnes Group Inc. common stock at a cost of $5,309,423. The Plan also sold on the open market 7,600 shares at a market value of $182,323.

In 2002, the Plan purchased on the open market 10,056 shares of Barnes Group Inc. common stock at a cost of $210,633. The Plan also sold on the open market 369,053 shares at a market value of $8,309,584. The Plan received 129,122 shares as matching contributions from the Company.

In 2001, Barnes Group Inc. acquired 152,471 shares of the Company's common stock from the Plan at a cost of $1,964,057.

The Plan owned 3,430,312 shares of Barnes Group Inc. common stock or approximately 18.6% of the outstanding common shares of the Company at December 30, 2001. The Plan owned 3,167,133 shares of Barnes Group Inc. common stock or approximately 16.9% of the outstanding common shares of the Company at December 30, 2002.

EXHIBITS

The following schedule is required by the Department of Labor's Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974.

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
Schedule H, Line 4i
(Form 5500)
Financial Schedules
EIN # 06-0247840
PLAN # 012
Schedule of Assets
(Held at End of Year)
December 30, 2002

(a)(b) Identity	(c) Description	Number of Units Shares	(d) Cost	(e) Current Value
Fixed Income Fund				
* Frank Russell Trust Co.	Investment Contract Fund	824,581	$10,122,435	$10,886,946
Common Stock Fund – Large Cap				
* Frank Russell Trust Co.	Equity I Fund	350,113	4,172,766	3,357,587
Balanced Fund				
* Frank Russell Trust Co.	Domestic Moderate Balanced Fund	95,995	2,547,785	2,427,727
Value Fund				
* Frank Russell Trust Co.	Value Fund	168,289	1,497,147	1,627,355
Growth Fund				
* Frank Russell Trust Co.	Growth Fund	327,011	2,494,083	1,847,610
International Equity Fund				
* Frank Russell Trust Co.	International Fund	147,036	1,209,053	991,023
Common Stock Fund – Small Cap				
* Frank Russell Trust Co.	Equity II Fund	179,270	2,286,591	2,029,336
Company Stock Fund				
* Riggs & Co.	BGI Common Stock	3,167,133	45,755,368	64,451,157
Loan Fund				
Participant loans	5.25 – 8.75%		0	2,938,875

* Party-in-interest to the Plan

BARNES GROUP INC.
RETIREMENT SAVINGS PLAN
Schedule H, line 4j
(Form 5500)
Financial Schedules
EIN #06-0247840
Plan #012
Schedule of Reportable Transactions
For the Year Ended December 30, 2002

Cumulative Transactions Exceeding 5% of Current Value of Plan Assets

(a) Identity	(b) Description	(c) Purchase Price	(d) Selling Price	GAAP Cost Of Asset	(h) Current Value	(I) Net GAAP Gain or (loss)
*Barnes Group Inc.	369,053 shares Common Stock	N/A	$8,309,584	$4,883,771	$8,309,584	$3,425,813

* Party-in-interest to the Plan

EXHIBIT INDEX

EXHIBIT NUMBER	EXHIBIT	
23.1	Consent of Independent Auditors	Filed with this report
99.1	Certificate Pursuant to 18 U.S.C. Section 1350 as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.	Furnished with this report

EXHIBIT 23.1

CONSENT OF INDEPENDENT AUDITORS

To the Board of Directors and Stockholders of Barnes Group Inc.

We hereby consent to the incorporation by reference in the Registration Statements on Form S-8 (Nos. 33-30229; 33-20932) of Barnes Group Inc. of our report dated June 25, 2003 relating to the financial statements which are included in the Annual Report on Form 11-K of Barnes Group Inc. Retirement Savings Plan.



Peter W. Brown
Peter W. Brown, CPA's
June 26, 2003

EXHIBIT 99.1

CERTIFICATION PURSUANT TO 18 U.S.C. SECTION 1350 AS ADOPTED PURSUANT TO SECTION 906 OF THE SARBANES-OXLEY ACT OF 2002

In connection with the Annual Report of the Barnes Group Inc. Retirement Savings Plan (the "Plan") on Form 11-K for the period ending December 30, 2002 as filed with the Securities and Exchange commission on the date hereof (the "Report"), each of the undersigned certifies, pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002 that:

1) the Report fully complies with the requirements of Section 13(a) or 15(d) of the Securities Exchange Act of 1934; and

2) the information contained in the Report fairly presents, in all material respects, the financial condition and results of operation of the Plan.



John R. Arrington
Chairman of the Benefits Committee
June 26, 2003



William C. Denninger
Member of the Benefits Committee
June 26, 2003

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